SIMPSON THACHER & BARTLETT

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

(852) 2514-7600

FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER +852-2514-7630	E-MAIL ADDRESS lchen@stblaw.com

September 3, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Mara L. Ransom, Assistant Director Ms. Jennifer Thompson, Accounting Branch Chief Mr. Dietrich King, Legal Branch Chief Ms. Lisa Kohl, Senior Attorney Mr. Jarrett Torno, Staff Accountant

Re:	Alibaba Group Holding Limited Amendment No. 5 to Registration Statement on Form F-1 File No. 333-195736

Ladies and Gentlemen:

Further to telephone discussions between members of Simpson Thacher & Bartlett and members of the staff of the Securities and Exchange Commission (the “Staff”), we submit this letter on behalf of our client, Alibaba Group Holding Limited (the “Company”), to provide for your review, on a pre-filing supplemental basis, the Company’s proposed response to comment 4 contained in the letter dated August 29, 2014 (the “August 29 Comment Letter”) from the Staff, as set forth below.

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Leiming Chen    Philip M.J. Culhane    Daniel Fertig     Anthony D. King     Celia C.L. Lam    Chris K.H. Lin    Jin Hyuk Park     Kathryn King Sudol     Christopher K.S. Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK         BEIJING         HOUSTON         LONDON         LOS ANGELES         PALO ALTO         SÃO PAULO         SEOUL         TOKYO         WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

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Components of Results of Operations, page 98

4.	We note your description of the types of expenses classified as Cost of Revenue and as Sales and Marketing Expenses. After reviewing the additional information you filed as correspondence on August 22, 2014 that is related to this matter, we understand that costs related to online marketing appearing on third party marketing affiliates’ websites are allocated between costs related to marketing performed for individual merchants and costs related to marketing for your online marketplaces, and that each type of cost is classified differently. We have the following comments:

•	Revise your disclosure to quantify the amount of traffic acquisition costs that are included in Sales and Marketing Expenses for each period presented.

We believe the Staff may be under the impression that the Company classifies a significant portion of traffic acquisition costs, or TAC, under sales and marketing expense. This is not the case as the Company will discuss in more detail in this response. The Company respectfully advises the Staff that costs related to online marketing appearing on third party marketing affiliates’ websites are separately identified, differentiated and recorded as traffic acquisition costs, or TAC, in cost of revenue or as online advertising expenses in sales and marketing expenses. Traffic acquisition costs represent costs incurred to acquire traffic from third-party marketing affiliates which is used by the Company to fulfill its obligations related to its customers’ online marketing needs. Except for the case noted below, costs incurred for our own online advertising expenses are contracted for and tracked separately to allow for the appropriate income statement classification. Online advertising expenses represent expenses the Company has itself incurred for its marketing and promotion of its own services, sites and special events. The Company refers the Staff to the table in the response to the immediately following sub-bullet point that explains these differentiating factors in detail.

The Company supplementally notes that, during the periods covered by the financial statements in the Registration Statement, there have been only two instances where fixed cost contracts normally used for the third-party marketing affiliate program were leveraged by the marketing departments of Taobao Marketplace, Tmall or Juhuasuan for their own sales and marketing activities, and as such required an allocation of the fixed costs between TAC and online advertising expense. These two instances resulted in online advertising expense under sales and marketing expenses of approximately RMB22 million (approximately US$4 million) in fiscal year 2014. Both instances were isolated cases in that the marketing department leveraged inventory normally reserved for the third-party marketing affiliate program in order to promote a special event of the Company, such as Singles’ Day. All other online advertising costs during the relevant periods were the result of direct advertising activities carried out by the marketing departments of the relevant marketplaces, and there have been no other instances of amounts paid to third-party affiliates under fixed costs arrangements being classified under sales and marketing expense. Based on this set of facts, the Company respectfully submits that separate disclosure of the TAC reclassified as sales and marketing expense from fiscal year 2014 is unnecessary as the amount was immaterial and exceptional, and the Company expects that such instances will be rare and immaterial in the future.

SIMPSON THACHER & BARTLETT

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In light of the Staff’s comment, the Company has revised pages [113], [118] and [123] to disclose the Company’s own online advertising costs that fall within sales and marketing expense, which amounted to RMB201 million, RMB367 million, and RMB532 million (US$86 million) and RMB184 million (US$30 million) in fiscal years 2012, 2013 and 2014 and for the three months ended June 30, 2014, respectively. To avoid confusion, the term “online advertising expense” is used when referring to expenses the Company itself incurs in marketing its own products and services as opposed to online marketing costs, or traffic acquisition costs, related to its merchants.

•	Tell us in more detail how you distinguish between the costs related to online marketing on third party websites for individual merchants and the costs related to marketing your online marketplaces to determine the amount that you classify as Cost of Revenue as opposed to Sales and Marketing Expenses.

The Company advises the Staff that the classification and recording of traffic acquisition costs that are a part of the Company’s cost of revenues, on the one hand, and online advertising expenses that are a part of the Company’s sales and marketing expenses, on the other hand, can be clearly identified and accounted for based on various differentiating factors set forth in the following table:

	Traffic acquisition cost (a component of Cost of Revenues)	Online Advertising Expense (a component of Sales and Marketing Expenses)
Business purposes	To fulfill its obligations related to its merchants’ marketing needs by placing online marketing services outside the Company’s marketplaces to attract traffic	To fulfill corporate marketing initiatives for the benefit of the Company’s services, websites or general branding as well as increase consumer awareness of the Company’s marketplaces
Type of marketing content	Merchant’s marketing content relating to its products being sold on its storefronts on the Company’s marketplaces	Company’s own marketing content about its services, websites or other marketing events
Correlation with revenue	Correlation is high through online marketing services offered to the Company’s merchants	There is no correlation between online advertising expense and revenue
Responsible business unit

Alimama, which operates the marketing technology platform and maintains the third-party marketing affiliate program with the goal of monetizing all traffic

Different set of contracts used by Alimama for the third-party marketing affiliate program representing online marketing services provided to merchants

Marketing departments of various marketplaces, based on the Company’s discretion, to promote business objectives such as corporate marketing or promotion of the Company’s services

Separate contracts entered into with external websites by the marketing departments of the relevant marketplaces and used to promote and market the Company’s own services and marketplaces

Landing page	A landing page with product listings which are monetized through P4P or display marketing services offered to the Company’s merchants	Depending on the objectives of marketing and promotions, in nearly every case, the traffic is diverted to special promotion landing pages that do not comprise product listings with monetized online marketing services
External websites on which marketing content is displayed	Third-party marketing affiliates, (i.e. Taobao Affiliate Network participants)	Any external websites, including, but not limited to, third-party marketing affiliates

SIMPSON THACHER & BARTLETT

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Finally, the Company respectfully notes that, for the presentation of its operating results, the Company does not separately present gross margin for the revenue it earns, but focuses on its overall operating margin, and considers all of these different types of expenses as the necessary costs to generate its revenue.

•	Tell us in more detail how you concluded that the costs of online marketing for your marketplaces are not traffic acquisition costs that would be classified as Cost of Revenue. In this regard, if an end user clicks on an ad for your marketplaces that was placed on a third party website, is transferred to your website, and views a landing page containing display ads which generate revenue for you, it appears that the direct cost incurred to receive that display marketing revenue was the cost of placing the ad on the third party’s website. If traffic is only diverted to web pages that do not contain display marketing, clearly state that in your response.

The Company refers the Staff to the first part of the response to this comment and to the factors described in the table above for additional details. In particular, the Company would emphasize that, while costs incurred in offering online marketing services to its merchants correlates highly with revenue, the Company’s own online advertising activities used to promote its own services, its marketplaces and its ecosystem generally do not correlate with the revenue generated. Based on marketing initiatives pursued at its discretion and conducted by the marketing departments of the relevant marketplace, the Company places online advertising on other sites to attract traffic to its marketplaces and to encourage users to shop on its websites or to promote particular special events or services, such as Singles’ Day or mobile interface, but it cannot be said that traffic attracted to the Company’s websites through such advertising is a cost incurred to generate revenue just because the page that the user visits happens to contain display marketing. The Company believes this is no different than costs related to offline promotional or advertising activities, such as billboards or other advertising, that are intended to lead Internet users to visit the homepage of Taobao Marketplace, which includes display marketing. Such offline advertising would not be categorized as traffic acquisition cost, and the Company respectfully maintains that the same is true for the online advertising activities for its marketplaces. That is, the primary purpose of purchasing such advertising is to cause users to come to the Company’s websites to use the services and online shopping options offered by such websites. Thus, the Company classifies such expenses as sales and marketing expense.

SIMPSON THACHER & BARTLETT

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As described above, there have been only two instances where, in order to take extra efforts to promote certain special events of the Company, the marketing departments leveraged the fixed costs contracts entered into by Alimama under the third-party marketing affiliate program. However, because such activities were conducted to promote the Company’s brand, sites and events, they were properly a part of the Company’s own marketing activities, the expenses so incurred were properly classified under sales and marketing expense. These two exceptional instances both occurred in fiscal year 2014 in connection with the promotion of special events. The marketing inventory of Alimama is not normally available for use by the Company’s marketing departments, and the Company does not expect such instances to be common or material and that it will be able to clearly identify such activities as sales and marketing.

In addition, in nearly every case, traffic from the Company’s online advertising is diverted to special promotional landing pages that do not comprise product listings with monetized online marketing services.

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SIMPSON THACHER & BARTLETT

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If you have any question regarding this letter or enclosures, please do not hesitate to contact me at +(852) 2514-7630 (work) or lchen@stblaw.com (email) or William H. Hinman at (650) 251-5120 (work) or whinman@stblaw.com (email) or Daniel Fertig at +(852) 2514-7660 (work) or dfertig@stblaw.com (email).

Questions pertaining to accounting may also be directed to Benson Wong at +(852) 2289-1304 (work) or benson.wb.wong@hk.pwc.com (email) or Ricky Shin at +(852) 2289-1356 (work) or ricky.w.shin@hk.pwc.com (email), both of PricewaterhouseCoopers, the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Leiming Chen

Leiming Chen

Enclosures

cc:	Joseph C. Tsai, Executive Vice-chairman
Jonathan Zhaoxi Lu, Chief Executive Officer
Maggie Wei Wu, Chief Financial Officer
Timothy A. Steinert, General Counsel

       Alibaba Group Holding Limited

William H. Hinman, Jr.

Daniel Fertig

      Simpson Thacher & Bartlett LLP

William Y. Chua

Jay Clayton

Sarah P. Payne

      Sullivan & Cromwell LLP

Benson W.B. Wong

Ricky W. Shin

      PricewaterhouseCoopers

Appendix A to the letter to the SEC dated September 3, 2014

[Attached]

Our cost of revenue increased by 68.1% from RMB2,727 million in the three months ended June 30, 2013 to RMB4,585 million (US$739 million) in the same period in 2014. This increase was primarily due to increases of RMB837 million in payroll and benefits expense mainly resulting from an increase in share-based compensation expense, which primarily related to the re-measurement to fair value of share-based awards granted to Alipay employees (these awards are re-measured to fair value at each period end), an increase of RMB376 million in bandwidth and co-location fees mainly as a result of increased user traffic on our websites as well as depreciation expenses related to equipment acquired in anticipation of increases in user traffic and an increase of RMB246 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces. Our traffic acquisition costs did not change significantly, with an increase of RMB29 million from RMB453 million in the three months ended June 30, 2013 to RMB482 million in the same period in 2014. We expect our cost of revenue will continue to increase in absolute dollar amounts and will likely continue to increase as a percentage of revenues as we continue to invest in our business, customer service initiatives and infrastructure. Cost of revenue will also continue to be affected by changes in the value of our ordinary shares, which will affect share-based compensation related to share-based awards granted to non-employees.

Product Development Expenses

	Three months ended June 30,			
	2013	2014		
	RMB	RMB	US$	% Change
	(in millions, except percentages)			
Product development expenses	1,018	1,952	315	91.7%
Percentage of revenue	9.4%	12.4%		

Our product development expenses increased by 91.7% from RMB1,018 million in the three months ended June 30, 2013 to RMB1,952 million (US$315 million) in the same period in 2014. The increase was largely due to an increase of RMB858 million in payroll and benefits expenses, including share-based compensation expenses, mainly resulting from an increase in product development headcount as we continue to focus on new and existing product development and increased compensation packages to attract and retain product development talent. We expect our product development expenses will continue to increase in absolute amounts and may over time increase as a percentage of revenue.

Sales and Marketing Expenses

	Three months ended June 30,			
	2013	2014		
	RMB	RMB	US$	% Change
	(in millions, except percentages)			
Sales and marketing expenses	713	1,212	195	70.0%
Percentage of revenue	6.6%	7.7%		

Our sales and marketing expenses increased by 70.0% from RMB713 million in the three months ended June 30, 2013 to RMB1,212 million (US$195 million) in the same period in 2014. The increase was primarily due to an increase of RMB315 million in advertising and promotional spending, which included an increase of RMB130 million from RMB54 million to RMB184 million (US$30 million) in online advertising expenses, mainly to promote our China retail marketplaces and mobile commerce, as well as an increase of RMB99 million in payroll and benefit costs, including share-based compensation expense and commissions paid to our sales staff, as we increased compensation packages to retain sales and marketing talent. We expect our sales and marketing expenses will continue to increase in absolute amounts and may increase as a percentage of revenue as we continue to invest in marketing and promotion.

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processing fees resulting from an increase in GMV transacted on our retail marketplaces and an increase of RMB497 million in traffic acquisition costs from RMB1,582 million in fiscal year 2013 to RMB2,079 million in fiscal year 2014 as a result of the expansion of our use of third-party marketing affiliate programs to drive additional user traffic to our marketplaces, partially offset by a decrease of RMB750 million in business tax resulting from the replacement of business tax with VAT, which is netted against revenue. We expect our cost of revenue will increase in absolute dollar amounts and will likely increase as a percentage of revenues as we continue to invest in our business, customer service initiatives and infrastructure. Cost of revenue will also continue to be affected by changes in the value of our ordinary shares, which will affect share-based compensation related to share-based awards granted to non-employees.

Product Development Expenses

	Year ended March 31,			
	2013	2014		
	RMB	RMB	US$	% Change
	(in millions, except percentages)			
Product development expenses	3,753	5,093	821	35.7%
Percentage of revenue	10.9%	9.7%		

Our product development expenses increased by 35.7% from RMB3,753 million in fiscal year 2013 to RMB5,093 million (US$821 million) in fiscal year 2014. The increase was largely due to an increase of RMB1,135 million in payroll and benefits expenses mainly resulting from an increase in product development headcount as we continue to focus on new and existing product development, and an increase in share-based compensation expense related to increased headcount. The increase was also due to an increase of RMB156 million in the royalty fee paid to Yahoo driven by the increase in our revenue and partially offset by a decrease in the royalty fee rate pursuant to the amended Yahoo TIPLA in September 2012. Following completion of our initial public offering, we will no longer pay royalty fees to Yahoo. We expect our product development expenses will increase in absolute amounts and may over time increase as a percentage of revenues.

Sales and Marketing Expenses

	Year ended March 31,			
	2013	2014		
	RMB	RMB	US$	% Change
	(in millions, except percentages)			
Sales and marketing expenses	3,613	4,545	733	25.8%
Percentage of revenue	10.5%	8.7%		

Our sales and marketing expenses increased by 25.8% from RMB3,613 million in fiscal year 2013 to RMB4,545 million (US$733 million) in fiscal year 2014. The increase was primarily due to an increase in advertising and promotional spending, which included an increase of RMB165 million from RMB367 million to RMB532 million (US$86 million) in online advertising expenses, mainly to promote our China retail marketplaces and mobile commerce. We expect our sales and marketing expenses will increase in absolute amounts and may increase as a percentage of revenues as we continue to invest in marketing and promotion.

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expansion of our use of third-party marketing affiliate programs to drive additional user traffic to our marketplaces, an increase of RMB407 million in payment processing fees resulting from an increase in GMV transacted on our retail marketplaces, an increase of RMB281 million in costs associated with our logistics services, an increase of RMB275 million in bandwidth and co-location fees and depreciation expenses primarily due to increased user traffic on our websites, an increase of RMB248 million in business taxes and related surcharges mainly as a result of revenue growth, which was partially offset by the effects of the replacement of the business tax with VAT in China starting from late fiscal year 2013, which is netted against revenue, and an increase of RMB245 million in payroll and benefits costs, including share-based compensation expense, mainly resulting from an increase in employee headcount to support our user growth, increased user engagement and delivery of new products and services.

Product Development Expenses

	Year ended March 31,		
	2012	2013	
	RMB	RMB	% Change
	(in millions, except percentages)		
Product development expenses	2,897	3,753	29.5%
Percentage of revenue	14.5%	10.9%	

Our product development expenses increased by 29.5% from RMB2,897 million in fiscal year 2012 to RMB3,753 million in fiscal year 2013. The increase was primarily due to an increase of RMB694 million in payroll and benefits costs, including share-based compensation expense, as we increased compensation packages to retain product development talent and an increase of RMB233 million in royalty fees paid to Yahoo driven by an increase in our revenue.

Sales and Marketing Expenses

	Year ended March 31,		
	2012	2013	
	RMB	RMB	% Change
	(in millions, except percentages)		
Sales and marketing expenses	3,058	3,613	18.1%
Percentage of revenue	15.3%	10.5%	

Our sales and marketing expenses increased by 18.1% from RMB3,058 million in fiscal year 2012 to RMB3,613 million in fiscal year 2013. The increase was primarily due to an increase of RMB375 million in advertising and promotional spending, which included an increase of RMB166 million from RMB201 million to RMB367 million in online advertising expenses, to strengthen marketing of our Taobao Marketplace and Tmall brands, as well as an increase of RMB144 million in payroll and benefits costs, including share-based compensation expense and commissions paid to our sales staff, as we increased compensation packages to retain sales and marketing talent.

General and Administrative Expenses

	Year ended March 31,		
	2012	2013	
	RMB	RMB	% Change
	(in millions, except percentages)		
General and administrative expenses	2,211	2,889	30.7%
Percentage of revenue	11.0%	8.3%	

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